UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2004

**SCOTT'S LIQUID GOLD-INC.**
(Exact name of Registrant as specified in its charter)

| **Colorado** | **001-13458** | **84-0920811** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**4880 Havana Street, Denver, CO**                **80239**

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act
      (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act
      (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the
      Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the
      Exchange Act (17 CFR 240.13e-4(c))

Total pages: 6
Exhibit index at: 3

**Item 2.02    Results of Operations and Financial Condition.**

On November 4, 2004, Scott's Liquid Gold-Inc. announced in a press release its operating results for the third quarter and first nine months of 2004.  The press release is attached as Exhibit 99.

**Item 9.01    Financial Statements and Exhibits.**

(c)    Exhibits.

The following exhibit accompanies this Report:

Exhibit No.            Document
     99                Press Release dated November 4, 2004
                       concerning results of operations.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SCOTT'S LIQUID GOLD-INC.
                                   (Registrant)

Date: November 4, 2004             /s/ Jeffry B. Johnson
                                   ------------------------------
                                   By: Jeffry B. Johnson
                                   Chief Financial Officer and
                                   Treasurer

EXHIBIT INDEX

**Exhibit**
**Number**

**Document**

99          Press Release dated November 4, 2004 concerning results of
            operations.

Exhibit 99

<u>For Immediate Release</u>

**SCOTT'S LIQUID GOLD-INC.**
**REPORTS THIRD QUARTER OPERATING RESULTS**

DENVER, Colorado (November 4, 2004) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the third quarter and first nine months of the year 2004.

For the three months ended September 30, 2004, the Company reported a net loss of $359,800, or ($0.03) per share, on net sales of $5,116,700. These results compared with net income of $231,100, or $0.02 per share, and net sales of $6,023,600, in the third quarter of 2003.

For the nine months ended September 30, 2004, the Company reported a net loss of $986,500, or ($0.10) per share compared with net loss of $931,700, or ($0.09) per share, in the corresponding period of the previous year. Net sales totaled approximately $15.6 million in the first nine months of the current year, versus approximately $17.4 million in the year-earlier period.

"While we are disappointed to report an unprofitable nine months," commented Mark E. Goldstein, Chairman and Chief Executive Officer of Scott's Liquid Gold-Inc., "the Company did experience a small increase in sales of household chemical products, and the Company has commenced the introduction of an additional wood care product during this period; however, sales have been minimal so far. During the first nine months of 2004 the Company experienced a decrease in sales of its skin care products including the Montagne Jeunesse line of products; however, the Company is expecting an increase in sales of Montagne Jeunesse products in the fourth quarter of 2004, compared to the third quarter of 2004, due to holiday sales. The loss for 2004 was primarily due to slower sales of skin care products, including Montagne Jeunesse products."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care and other sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: <u>www.scottsliquidgold.com</u>, <u>www.alphahydrox.com</u>, <u>www.touchofscent.com</u>, and <u>www.neotericdiabetic.com</u>.

*This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; acceptance in the marketplace of the Company's new product lines; competitive factors; continuation of the Company's distributorship agreement with Montagne Jeunesse; the need for effective advertising of the Company's products; limited resources*

*available for such advertising; new product introductions by others; technological changes; dependence upon third-party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental regulations; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.*

For further information, please contact:
Jeff Johnson at (303) 373-4860

## SCOTT'S LIQUID GOLD-INC. & SUBSIDIARIES
### Consolidated Statements of Operations (Unaudited)

|  | Three Months Ended September 30, | | Nine Months Ended September 30, | |
| --- | --- | --- | --- | --- |
|  | 2004 | 2003 | 2004 | 2003 |
| Net sales | $ 5,116,700 | $ 6,023,600 | $15,633,600 | $17,367,300 |
| Operating costs and expenses: | | | | |
| Cost Of Sales | 3,129,000 | 3,302,200 | 8,849,600 | 9,223,500 |
| Advertising | 101,000 | 171,100 | 738,100 | 1,671,700 |
| Selling | 1,381,200 | 1,402,900 | 4,162,600 | 4,410,300 |
| General and administrative | 835,700 | 875,400 | 2,772,400 | 2,875,100 |
|  | 5,446,900 | 5,751,600 | 16,522,700 | 18,180,600 |
| Income (loss) from operations | (330,200) | 272,000 | (889,100) | (813,300) |
| Interest income | 10,400 | 12,100 | 30,900 | 46,600 |
| Interest expense | (40,000) | (53,000) | (128,300) | (165,000) |
|  | (359,800) | 231,100 | (986,500) | (931,700) |
| Income tax expense (benefit) | - | - | - | - |
| Net income (loss) | $ (359,800) | $ 231,100 | $ (986,500) | $ (931,700) |
| Net income (loss) per common share: | | | | |
| Basic | $ (.03) | $ .02 | $ (.10) | $ (.09) |
| Diluted | $ (.03) | $ .02 | $ (.10) | $ (.09) |
| Weighted average shares outstanding: | | | | |
| Basic | 10,387,900 | 10,187,100 | 10,368,600 | 10,164,400 |
| Diluted | 10,387,900 | 10,203,500 | 10,368,600 | 10,164,400 |